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06004082

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaufman & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Milk Street
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sumner Kaufman (617) 426-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Starr, Finer, Starr LLP
(Name – *if individual, state last, first, middle name*)

1280 Soldiers Field Road, Boston, MA 02135
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman and Company, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARR, FINER, STARR LLP
CERTIFIED PUBLIC ACCOUNTANTS
1280 SOLDIERS FIELD ROAD
BOSTON, MASS. 02135-1096

SHERMAN H. STARR, C.P.A.
ARTHUR G. GOLDSTEIN, C.P.A.
HARVEY SEGALOFF, C.P.A.
LOUIS J. KATES, C.P.A

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Members
Kaufman & Company, LLC

In planning and performing our audit of the financial statements of Kaufman & Company, LLC (Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

STARR, FINER, STARR LLP

Starr Finer Starr LLP

Boston, Massachusetts
January 18, 2006

KAUFMAN & COMPANY, LLC

BALANCE SHEETS

DECEMBER 31, 2005 and 2004

KAUFMAN & COMPANY, LLC

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

STARR, FINER, STARR LLP

CERTIFIED PUBLIC ACCOUNTANTS

1280 SOLDIERS FIELD ROAD

BOSTON, MASS. 02135-1096

ERMAN H. STARR, C.P.A.
THUR G. GOLDSTEIN, C.P.A.
ARVEY SEGALOFF, C.P.A.
OUIS J. KATES, C.P.A

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

INDEPENDENT AUDITOR'S REPORT

Members
Kaufman & Company, LLC

We have audited the accompanying balance sheets of Kaufman & Company, LLC as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Kaufman & Company, LLC as of December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

STARR, FINER, STARR LLP

Starr Finer Starr LLP

Boston, Massachusetts
January 18, 2006

KAUFMAN & COMPANY, LLC

Balance Sheets as of December 31,

	2005	2004
ASSETS		
CURRENT:		
Cash and Cash Equivalent	$237,087	$ 42,806
Accounts Receivable-Trade	2,731	55,000
Prepaid Expenses	5,452	10,115
Total Current Assets	245,270	107,921
PROPERTY AND EQUIPMENT, at Cost	109,240	109,240
Accumulated Depreciation	80,649	70,766
	28,591	38,474
OTHER:		
Rental Deposits	5,181	5,181
	$279,042	$151,576
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Current:		
Accounts Payable	$ 10,735	$ 48,531
Other Accruals	43,850	35,006
Total Current Liabilities	54,585	83,537
MEMBERS' EQUITY	224,457	68,039
	$279,042	$151,576

COMMITMENTS AND CONTINGENCIES (NOTE C)

Notes to the Balance Sheets as of December 31, 2005 and 2004

NOTE A - NATURE OF ORGANIZATION

Kaufman & Company, LLC is a Massachusetts registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Expense Recognition. Revenue and expenses are reported on the accrual method of financial reporting. This method is used because various regulatory agencies require annual filings to be on the accrual method.

Cash and Cash Equivalent. Cash equivalent consists of a money market fund.

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Accounting principles generally accepted in the United States of America require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

Property and Equipment. The cost and estimated service lives used in computing depreciation are as follows:

	SERVICE YEARS	2005	2004
Furniture and Fixtures	5	$ 41,947	$ 41,947
Automobile	5	67,293	67,293
		$109,240	$109,240

Depreciation and amortization have been computed on straight line and accelerated methods.

Income Taxes. No provision has been made for Federal or state taxes as the net income or loss flows through to the members. For income tax purposes, the Company reports its operations on the cash basis.

Retirement Plan.

Profit Sharing Plan - The Company sponsors a profit sharing plan and makes annual contributions, dependent upon profits and at the discretion of management, to the trustee of the profit sharing trust to provide funds with which to pay benefits to employees at retirement. Contributions charged to operations totaled $8,850 and $-0- in 2005 and 2004 respectively.

Notes to the Balance Sheets as of December 31, 2005 and 2004
(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk:

(a) Cash. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

(b) Money Market Fund. The Company places its money market fund with a quality investment institution. The Company believes no significant concentration of credit risk exists with respect to the money market fund.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - OPERATING LEASES

The Company is obligated under certain lease agreements for office space and equipment expiring in various years through July 2007. Annual minimum future rental payments under the noncancellable lease agreements are as follows:

YEAR	AMOUNT
2006	$26,120
2007	614
	$26,734

Rentals charged to operations totaled $61,780 and 61,341 in 2005 and 2004 respectively.

The Company is obligated under a lease agreement for office space expiring May 31, 2006. Provisions of the lease agreement include: (1) base annual rent of $60,162 and (2) payment of certain operating costs.